

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Charles Giancarlo
Chief Executive Officer
Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, California 94041

   Re: Pure Storage, Inc.
     Form 10-K for the Fiscal Year ended February 6, 2022
     Filed April 7, 2022
     File No. 001-37570

Dear Charles Giancarlo:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation